March 16, 2021

VIA EDGAR

Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Re:	Withdrawal Request for Eastman Kodak Company

Registration Statement on Form S-3 (File No. 333-216006)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Eastman Kodak Company, a New Jersey corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-3 (File No. 333-216006) filed by the Company on February 10, 2017, subsequently amended by Amendment No. 1 thereto filed on March 9, 2017 and Amendment No. 2 thereto filed on May 5, 2017 and declared effective on May 9, 2017 (as so amended, together with all exhibits thereto, the “Registration Statement”), effective as of the date hereof.

The Registration Statement relates the Company’s 5.50% Series A Convertible Preferred Stock and the shares of Common Stock issuable upon conversion thereof. The Company now seeks to withdraw the Registration Statement because, on February 26, 2021, the Company repurchased or exchanged all outstanding shares of its 5.50% Series A Convertible Preferred Stock. No securities that were registered under the Registration Statement have been sold. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via email at roger.byrd@kodak.com, with a copy to Boris Dolgonos of Gibson, Dunn & Crutcher LLP, via email at bdolgonos@gibsondunn.com.

Should you have any questions concerning this letter, please do not hesitate to contact me at (585) 726-3536 or roger.byrd@kodak.com or Boris Dolgonos of Gibson, Dunn & Crutcher LLP at (212) 351-4046 or bdolgonos@gibsondunn.com.

Sincerely,

/s/ Roger W. Byrd

Roger W. Byrd

General Counsel, Secretary & Senior Vice President

cc: Boris Dolgonos, Gibson, Dunn & Crutcher LLP

Eastman Kodak Company • 343 State Street • Rochester, NY 14650